Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Southland Capital Co.:

We consent to the incorporation by reference in the registration statement (No. 333-118310) on Form S-8 of Placer Sierra Bancshares of our report dated May 21, 2004, with respect to the consolidated balance sheets of Southland Capital Co. as of December 31, 2003 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2004, annual report on Form 10-K of Placer Sierra Bancshares (such consolidated financial statements are not presented separately in the Form 10-K).

/s/ KPMG LLP

Los Angeles, California

March 30, 2005